Exhibit 99.77C

2018 Annual Shareholder Meeting

The Fund’s 2018 annual meeting of shareholders (“Annual Meeting”) was held on April 19, 2018, for the following purposes:

1.	To elect three (3) Directors to the Board.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2018.

The following directors were elected under Proposal 1: Carl A. Holth, Peggy L. Schmeltz, and David C. Sims.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2018 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Carl A. Holth	2,376,033	79,239
Peggy L. Schmeltz	2,424,308	30,964
David C. Sims	2,180,940	274,332

Proposal 2 –  Selection of Plante & Moran, PLLC

For	Against	Abstain
2,443,339	13,942	173

Total shares issued and outstanding on record date: 3,727,891